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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            DATASTREAM SYSTEMS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                Delaware                                 58-0813674
         (State of Incorporation            (I.R.S. Employer Identification No.)
            or Organization)

              50 Datastream Plaza
          Greenville, South Carolina                      29605
   (Address of Principal Executive Offices)            (Zip Code)


If this form relates to the                 If this form relates to the
registration of a class of                  registration of a class of
securities pursuant to                      securities pursuant to
Section 12(b) of the Exchange               Section 12(g) of the Exchange
Act and is effective pursuant to            Act and is effective pursuant to
General Instruction A.(c),                  General Instruction A.(d), please
please check the following box. [ ]         check the following box. [X]

Securities Act registration statement file number to which this form relates:
N/A

Securities to be registered pursuant to 12(b) of the Act:

     Title of each class                    Name of each exchange on which
     to be so registered                    each class is to be registered
     -------------------                    -------------------------------

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

          Series A Junior Participating Preferred Stock Purchase Rights
          -------------------------------------------------------------
                                (Title of class)

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Item 1.  Description of Registrant's Securities to be Registered.

         On December 10, 2001, the Board of Directors of Datastream Systems, Inc. (the "Company") declared a distribution of one right (a "Right") for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Stock"), to stockholders of record at the close of business on December 14, 2001 and for each share of Common Stock issued (including shares distributed from treasury) by the Company thereafter and prior to the Separation Time (as described below). Each Right entitles the registered holder to purchase from the Company one ten-thousandth (1/10,000th) of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $30 (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Protection Rights Agreement between the Company and First Union National Bank, as Rights Agent, dated as of December 10, 2001 (the "Rights Agreement").

         Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the Separation Time will occur upon the earlier of (i) the tenth business day (unless otherwise delayed by the Board) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then-outstanding shares of Common Stock or (ii) the tenth business days (unless otherwise accelerated or delayed by the Board) following public announcement by the Company that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then-outstanding shares of Common Stock. An Acquiring Person does not include (a) any person who is a beneficial owner of 15% or more of the Common Stock on December 10, 2001 (the date of adoption of the Rights Agreement) or who shall become the beneficial owner of 15% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, (b) a person who acquires beneficial ownership of 15% or more of the Common Stock without any intention to effect control of the Company and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 15% or more of the Common Stock, or (c) any person who is or becomes a beneficial owner of 15% or more of the Common Stock as the result of an option granted by the Company in connection with an agreement to acquire or merge with the Company prior to a Flip-in Date (as described below). In addition, the Company, any wholly owned subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a wholly owned subsidiary of the Company shall not be an Acquiring Person.

         Until the Separation Time, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 14, 2001 (including shares distributed from treasury) will bear a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding



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Common Stock will also constitute the transfer of the Rights associated with the
Common Stock represented by such certificate.

         Promptly after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the date when the Separation Time occurs (other than holders of Rights that are or were beneficially owned by an Acquiring Person or an affiliate or associate thereof or by any transferee of any of the foregoing, which Rights shall be void) and, thereafter, the separate Rights Certificates alone will represent the Rights.

         The Rights are not exercisable until the Separation Time and will expire at the close of business on December 10, 2011, unless earlier exchanged or terminated by the Company as described below. After the Separation Time and prior to the Expiration Time, each Right (unless previously terminated) will entitle the holder to purchase, for the Exercise Price, one ten-thousandth (1/10,000) of a share of Preferred Stock.

         If a Flip-In Date occurs (i.e., the tenth business day following a public announcement by the Company that a person has become an Acquiring Person), and if the Company has not terminated the Rights as described below, then a Right entitles the holder thereof to acquire shares of Common Stock (rather than Preferred Stock) having a value equal to twice the Right's Exercise Price. Instead of issuing shares of Common Stock upon exercise of a Right following a Flip-In Date, the Company may substitute therefor shares of Preferred Stock at a ratio of one ten-thousandth (1/10,000th) of a share of Preferred Stock for each share of Common Stock so issuable. In the event there are not sufficient treasury shares or authorized but unissued shares of Common Stock or Preferred Stock to permit exercise in full of the Rights, the Company may substitute cash, debt or equity securities or other assets (or any combination of the above). In addition, the Board of Directors of Company may, after a Flip-In Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the Common Stock, elect to exchange all outstanding Rights (other than Rights that have become void) for shares of Common Stock at an exchange ratio (subject to adjustment) of one share of Common Stock per Right. Notwithstanding any of the foregoing, Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

         Following the Flip-In Date, if the Company's Board of Directors is controlled by an Acquiring Person, then the Company shall not enter into an agreement with respect to, consummate or permit to occur any (i) consolidation, merger or share exchange if either the Acquiring Person (or an affiliate or associate of the Acquiring Person) is a party to the transaction or the terms of the transaction are not the same for the Acquiring Person as for the other holders of Common Stock or (ii) sale or transfer of a majority of the Company's assets, unless, in each case, the Company enters into an agreement for the benefit of the holders of the Rights (other than Rights that have become void) providing that upon



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consummation of such transaction each Right (other than Rights that have become void) shall constitute the right to purchase stock in the acquiring entity having a value equal to twice the Exercise Price of the Rights.

       The exercise price payable and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of Common Stock outstanding.

       If prior to the Separation Time, the Company distributes securities or assets in exchange for Common Stock (other than regular cash dividends or a dividend paid solely in Common Stock) whether by dividend, reclassification, or otherwise, the Company shall make such adjustments, if any, in the Exercise Price, number of Rights and otherwise as the Board of Directors deems appropriate.

       At any time until the close of business on the Flip-In Date, the Board of Directors may, at its option, terminate all of the Rights without any payment to the holders thereof. The Board of Directors may condition termination of the Rights upon the occurrence of a specified future time or event. Rights that are terminated will become null and void.

       Any provisions of the Rights Agreement may be amended at any time prior to the close of business on the Flip-In Date without the approval of holders of the Rights, and thereafter, the Rights Agreement may be amended without approval of the Rights holders in any way which does not materially adversely affect the interests of the Rights holders generally or to cure an ambiguity or to correct or supplement any provision which may be inconsistent with any other provision or otherwise defective.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

       While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

       As of December 11, 2001, there were 21,000,668 shares of Common Stock outstanding and 4,069,166 shares of Common Stock subject to outstanding options. Each holder of an outstanding share of Common Stock at the close of business on December 14, 2001 will receive one Right. So long as the Rights Agreement remains in effect and the Rights continue to remain attached to and trade with the Common Shares, the Company will issue one Right for each share of Common Stock (including shares distributed from treasury) issued between the record date for issuance of the Rights and the Separation Time, so that all outstanding shares have attached Rights. A total of 100,000 whole shares of Preferred Stock have been initially reserved for issuance upon


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exercise of the Rights. The number of shares of Preferred Stock subject to the
Rights may be increased or decreased (but not below the number of shares then outstanding) by the Board of Directors of the Company.

         Each one ten-thousandth (1/10,000) of a share of Preferred Stock will receive dividends at a rate equal to any dividends (except dividends payable in Common Stock) paid with respect to a share of Common Stock and, on a quarterly basis, an amount per whole share of Preferred Stock equal to the excess of $1.00 over the aggregate dividends per whole share of Preferred Stock during the immediately preceding three-month period.

         In the event of liquidation, the holders of each full or fractional share of the Preferred Stock shall receive a preferred liquidation payment per whole share of Preferred Stock equal to the greater of $1.00 or the aggregate amount in respect of 10,000 shares of Common Stock.

         Each one ten-thousandth (1/10,000) of a share of Preferred Stock will have one vote, voting together with the Common Stock.

         In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each one ten-thousandth (1/10,000) of a share of Preferred Stock will be entitled to receive the per share consideration paid in respect of each share of Common Stock.

         The rights of holders of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one ten-thousandth of a share of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger, statutory share exchange or other business combination approved by the Board of Directors since the Rights may be terminated by the Company upon resolution of the Board of Directors at any time on or prior to the close of business ten business days after announcement by the Company that a person has become an Acquiring Person. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity



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position in the equity securities of, or seeking to obtain control of, the
Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K dated December 11, 2001, and filed with the Securities and Exchange Commission on December 12, 2001, and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.

      1. Stockholder Protection Rights Agreement, dated as of December 10, 2001, between Datastream Systems, Inc. and First Union National Bank (which includes as Exhibit A thereto the Form of Rights Certificate), incorporated herein by reference to Exhibit 99.1 of the Form 8-K of Datastream Systems, Inc., dated December 11, 2001, and filed with the Securities and Exchange Commission on December 12, 2001.

      2. Press release dated December 11, 2001, incorporated herein by reference to Exhibit 99.2 of the Form 8-K of Datastream Systems, Inc., dated December 11, 2001, and filed with the Securities and Exchange Commission on December 12, 2001.


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                                   SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                               DATASTREAM SYSTEMS, INC.



Date:  December 14, 2001       By: /s/ Larry G. Blackwell
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                                  Larry G. Blackwell
                                  President and Chief Executive Officer

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